July 25, 2019

Joseph Mahavuthivanij
Chief Executive Officer
Mythic Collection, LLC
16 Lagoon Ct
San Rafael, CA 94903

       Re: Mythic Collection, LLC
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed July 17, 2019
           File No. 024-10983

Dear Mr. Mahavuthivanij:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2019 letter.

Amendment No. 3 to Offering Statement on Form 1-A

Use of Proceeds, page 21

1. We note your revised Use of Proceeds table no longer reflects any proceeds used to reimburse your Manager for acquisition-related expenses such as travel during due diligence and transportation of the Series Alpha Black Lotus from the seller to a vault.
      However, Section 4 of the Series Agreement filed as Exhibit 6.1 continues to indicate that a portion of the proceeds will be used to reimburse the Manager for expenses related to the acquisition of an asset. Please tell us whether you are contractually obligated by this
      Series Agreement to reimburse your Manager for expenses related to the acquisition of the
      Series Alpha Black Lotus. If your disclosure stating "[f]or this asset only, the Manager is not seeking reimbursement of costs" is intended to signify that you have revised your
 Joseph Mahavuthivanij
Mythic Collection, LLC
July 25, 2019
Page 2
       Series Agreement or obtained a waiver from your Manager regarding the reimbursement of acquisition-related expenses, please tell us how you determined you did not need to file the amended agreement or waiver as an exhibit to your filing.
General
Exhibit 11.1

2. Please provide a new consent from your auditor that is dated as of a recent date.
       You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or Jennifer L pez, Staff Attorney, at
(202) 551-3792 with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph Mahavuthivanij
                                                             Division of
Corporation Finance
Comapany NameMythic Collection, LLC
                                                             Office of Consumer
Products
July 25, 2019 Page 2
cc:       Jillian Sidoti
FirstName LastName